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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                         Zebra Technologies Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  989 207 10 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 28, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /      Rule 13d-1(b)
         / /      Rule 13d-1(c)
         /X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP NO. 989 207 10 5                                        PAGE 2 OF 7 PAGES
-----------------------                                       -----------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             GERHARD CLESS
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             GERMANY
--------------------------------------------------------------------------------
       NUMBER OF               5       SOLE VOTING POWER
         SHARES                                             2,193,312
      BENEFICIALLY             -------------------------------------------------
        OWNED BY               6       SHARED VOTING POWER
          EACH                              100,000
       REPORTING               -------------------------------------------------
      PERSON WITH              7       SOLE DISPOSITIVE POWER
                                            2,193,312
                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                            100,000
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,293,312
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             7.3%
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 7 pages
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                                  SCHEDULE 13G
CUSIP NO. 989 207 10 5                                        PAGE 3 OF 7 PAGES
-----------------------                                       -----------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             RUTH I. CLESS
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             GERMANY
--------------------------------------------------------------------------------
       NUMBER OF               5       SOLE VOTING POWER
         SHARES                             806,304
      BENEFICIALLY             -------------------------------------------------
        OWNED BY               6       SHARED VOTING POWER
          EACH                              -0-
       REPORTING               -------------------------------------------------
      PERSON WITH              7       SOLE DISPOSITIVE POWER
                                            806,304
                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             806,304
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             2.6%
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                PAGE 3 OF 7 PAGES
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ITEM 1(a).      NAME OF ISSUER:

                  Zebra Technologies Corporation

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  333 Corporate Roads Parkway
                  Vernon Hills, Illinois 60061

ITEM 2(a).      NAME OF PERSON FILING:

                  Gerhard Cless and Ruth I. Cless

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  333 Corporate Roads Parkway
                  Vernon Hills, Illinois 60061

ITEM 2(c).      CITIZENSHIP:

                  Gerhard Cless and Ruth I. Cless, Germany

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, par value $0.01 per share

ITEM 2(e).      CUSIP NUMBER

                  989 207 10 5

ITEM 3.         TYPE OF PERSON:

                  Not Applicable


                                PAGE 4 OF 7 PAGES

ITEM 4.         OWNERSHIP:

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           3,099,616(1)(2)

                  (b)      PERCENT OF CLASS:

                           9.9%

                  (c) NUMBER OF SHARES AS TO WHICH PERSON HAS:

                          (i)  sole power to vote or to direct the vote:
                               2,999,616(3)

                         (ii)  shared power to vote or to direct the vote:
                               100,000(4)

                        (iii) sole power to dispose or to direct the disposition of: 2,999,616(3)

                         (iv) shared power to dispose or to direct the disposition of: 100,000(4)

------------------
(1) Includes (i) 2,193,312 shares which Mr. Cless has the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer and
(ii) 772,736 shares which Mrs. Cless has the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer, and 33,568 shares held by Mrs. Cless, as custodian for the children of Mr. and Mrs. Cless, which shares such children have the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer.

(2) Also includes 100,000 shares held by a foundation (the "Foundation") of which Mr. Cless is a director.

(3) Each person named in footnote 1 above has sole and exclusive power to vote or dispose of the shares attributed to such person. This Schedule 13G is filed on behalf of the persons named in Item 2(a) hereof because such persons could be deemed to be a group. Notwithstanding any such characterization, each such person disclaims beneficial ownership of the securities owned by all other persons named in this Schedule 13G.

(4) Mr. Cless disclaims beneficial ownership of the 100,000 shares held by the Foundation. Mr. Cless has shared power to direct the vote and the disposition of the shares held by the Foundation.


                                PAGE 5 OF 7 PAGES

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                           Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:

                           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED
                  ON BY THE PARENT HOLDING COMPANY:

                           Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP:

                           Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                           Not Applicable

ITEM 10.          CERTIFICATION:

                           Not Applicable


                                PAGE 6 OF 7 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 8, 2000
                               ------------------------------------
                                              Date

                                      /s/ Gerhard Cless
                               ------------------------------------
                                           Signature

                                         Gerhard Cless
                               ------------------------------------
                                           Name/Title

                                        February 8, 2000
                               ------------------------------------
                                              Date

                                      /s/ Ruth I. Cless
                               ------------------------------------
                                           Signature

                                         Ruth I. Cless
                               ------------------------------------
                                           Name/Title